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                                                                        Ex. 99.2

                        THIRD MILLENNIUM INDUSTRIES, INC.

         This is to certify that Barrett Sutherland Acquisition, LLC, for value received, is entitled subject to the conditions of this stock warrant, to purchase Three Million (3,000,000) shares of common stock of this corporation, par value .001 Dollars ($.001) at the purchase price of $1.25 per share, on delivery of this stock warrant to the corporation with the exercise form duly executed and payment of the purchase price for each share purchased.

         The shares to be delivered on the exercise of this stock warrant shall be fully paid and non-assessable and free from any liens and charges. The corporation shall at all times hold available sufficient shares of common stock to satisfy all conversion and purchase rights of outstanding stock warrants.

         Barrett Sutherland Acquisition, LLC may exercise the purchase warrant right granted by this stock warrant at any time, in whole or part, between the date hereof and May 30, 2007, provided that such rights are not exercisable in respect to as fraction of a share.

         If this stock warrant is exercised for less than all the shares purchasable, the corporation shall cancel the stock warrant and deliver a new warrant of the same tenure and date for the balance of the shares purchasable. No dividends are payable or will accrue on this stock warrant or the shares purchasable hereunder until this stock warrant is exercised.

         Except as otherwise provided herein, this stock warrant may be transferred only on the books of the corporation by the registered owner(s) on surrender of this stock warrant with proper endorsement thereon.

Countersigned:

/s/ Greg Spencer                                      /s/ Dennis De Priest
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        Secretary                                             President